

July 10, 2015

Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
520 Newport Center Drive
Newport Beach, California 92660

> **Re:** **Acacia Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We refer to the "Acacia Corporation Presentation Q1 2015" posted on your investor relations website. We note that you present non-GAAP operating margin. We are unable to locate the reconciliation of such non-GAAP measure to the most comparable GAAP measure. Please tell us what consideration was given to providing reconciliations of this non-GAAP measure in accordance with Regulation G.

Item 1. Business, page 3

2.   We note your disclosure on page 37 that two licensees individually accounted for 22% and 22%, respectively, of revenues recognized in fiscal year 2014, two licensees individually accounted for 38% and 16%, respectively, of revenues recognized in fiscal year 2013, and four licensees individually accounted for 21%, 14%, 10% and 10%, respectively, of revenues recognized in fiscal year 2012. In future filings, please disclose the names of these licensees, or tell us why such disclosure is not required. Refer to Item 101(c)(1)(vii) of Regulation S-K. Further, it appears that you should discuss the material

terms of these license agreements and file them as exhibits. Please advise. Refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

3.   Your disclosure on page 26 indicates that the timing of the trial is correlated with your revenue, and historically, many prospective licensees have elected to settle significant patent infringement cases as those cases approached a court determined trial date. Please tell us your consideration for disclosing the number of scheduled trials by year. See Section III.B.1 of SEC Release No. 33-8350.

4.   We note that there has been a significant decline in your market capitalization as a result of decline in fair value of your common stock and note that you reported net losses in fiscal years 2013 and 2014 and in the three months ended March 31, 2015. Please tell us if this decline in market capitalization and operating results have triggered an interim impairment test under ASC 350-20-35-30. In that regard, please tell us the percentage by which the fair value of these reporting units exceeded their carrying value. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit, please tell us how you came to such conclusion. If you have determined that the estimated fair value is not substantially in excess of the carrying value and are at potential risk of failing step one of your goodwill impairment analysis, please tell us your consideration for disclosing the following: (1) the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and (2) description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value. Refer to Section V of SEC Release No. 33-8350.

Overview - Fiscal year 2014 compared with Fiscal Year 2013, page 27

5.   You disclose an increase in amortization expense related to new patent portfolio investments during 2014 and accelerated patent amortization for patent portfolio dispositions, partially offset by a decrease in accelerated patent amortization related to patent portfolio impairment charges during fiscal year 2014. Please provide further explanation and the basis for the accelerated patent amortization for patent portfolio dispositions. Tell us your consideration of the need to disclose any trends or uncertainties which are reasonably likely to impact future results or financial position. See Item 303(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Mathew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant